February 25, 2019

Alon Mualem
Chief Financial Officer
Eltek Ltd.
20 Ben Zion Gelis Street
Sgoola Industrial Zone
Petach Tikva 4927920
Israel

       Re: Eltek Ltd.
           Registration Statement on Form F-1
           Filed February 19, 2019
           File No. 333-229740

Dear Mr. Mualem:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    Steven J. Glusband, Esq.